UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
MARATHON PATENT GROUP, INC.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 56585W 203
(CUSIP Number) December 14, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03837J 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey L. Feinberg Personal Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,668,284
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 2,668,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON X (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.38% (See item 4)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 03837J 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey L Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,668,284
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 2,668,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON X (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.38% (See item 4)
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer

Marathon Patent Group, Inc.

(b)	Address of Issuer's Principal Executive Offices 11100 Santa Monica Blvd., Ste. 380 Los Angeles, CA 90025

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Jeffrey L. Feinberg Personal Trust (the "Trust")
Jeffrey L. Feinberg, as Trustee (the "Trustee")

(b)	Address of Principal Business Office or, if none, Residence

The address of the Trust and the Trustee is:

20,600 Northridge Road
Chatsworth, CA 91311

(c)	Citizenship

The citizenship of the Trust and the Trustee is:

California

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

56585W 203

Item 3.	If this statement is filed pursuant to §§ 240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d‑1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned

The Trust and the Trustee, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of the Trust, are each deemed to be the beneficial owner of 2,668,284 shares of Common Stock of the Issuer.

(b)	Percent of Class

The Trust and Trustee each beneficially owns 14.38% of the Issuer's issued and outstanding Common Stock.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The Trust and the Trustee each have sole voting power with respect to 0 shares of the Issuer's Common Stock.

(ii)	Shared power to vote or to direct the vote

The Trust and the Trustee each have shared voting power with respect to 2,668,284 shares of the Issuer's Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

The Trust and the Trustee each have sole power to dispose or direct the disposition of 0 shares of the Issuer's Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

The Trust and the Trustee each have shared power to dispose or direct the disposition of 2,668,284 shares of the Issuer's Common Stock.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction.  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2017
Date /s/ Jeffrey L. Feinberg
Signature Trustee of the Jeffrey L. Feinberg Personal Trust
/s/ Jeffrey L. Feinberg
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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